Exhibit 21.1

     Subsidiaries of Texas United Bancshares, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Texas United Nevada, Inc.	Nevada
State Bank	Texas
Community Home Loan, Inc.	Texas
TXUI Statutory Trust I	Connecticut
TXUI Statutory Trust II	Delaware